Management's Discussion and Analysis

For the three and nine months ended September 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated November 7, 2008, should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the three and nine months ended September 30, 2008 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2007. Amounts are presented in Canadian dollars unless otherwise stated. The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (‘‘GAAP”) in Canada.

This document contains forward-looking statements, non-GAAP measures and disclosures of barrels of oil equivalent volumes. Readers are referred to the “Advisories” heading in this document concerning such matters.

In this document “funds flow from operations”, “funds flow from operations per share - diluted”, “netback” and “net debt”, collectively the “Non-GAAP measures”, are presented as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. Funds flow from operations excludes the impacts of non-commodity financial derivatives, among other items. Certain comparative figures have been reclassified to conform to the current years presentation.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects. Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp. (“MGM Energy”) in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy in its portfolio of Strategic Investments.

Paramount’s operations are divided into three business segments, established by management to assist in allocating resources, assessing operating performance and achieving long-term strategic objectives:

i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount’s Principal Properties are divided into four Corporate Operating Units (“COUs”) as follows:

▪

Kaybob consisting of properties in West Central Alberta;

▪

Grande Prairie consisting of properties in Central Alberta;

▪

Northern consisting of properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

▪

Southern consisting of properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, sales, or future revenue generation.

The Corporate segment is comprised of income and expense items, including general and administrative expense and interest expense, which have not been specifically allocated to Principal Properties or Strategic Investments.

Third Quarter 2008 Highlights
	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
($ millions, except as noted)

Financial
Net (loss) earnings	103.9	(82.2)	33.9	572.8
per share - basic ($/share)	1.53	(1.17)	0.50	8.12
per share - diluted ($/share)	1.53	(1.17)	0.50	8.04

Funds flow from operations	40.9	21.7	111.4	77.7
per share - diluted ($/share)	0.60	0.31	1.64	1.09

Petroleum and natural gas sales	83.5	61.9	263.4	221.6

Total assets			1,259.8	1,484.0

Long-term debt			101.3	135.5

Net debt			61.0	(95.4)

Operational

Sales volumes
Natural gas (MMcf/d)	57.3	73.5	63.6	82.3
Oil and NGLs (Bbl/d)	3,657	3,977	3,693	3,707
Total (Boe/d)	13,206	16,231	14,288	17,422

Average realized price
Natural gas ($/Mcf)	8.65	5.31	8.98	6.86
Oil and NGLs ($/Bbl)	112.64	70.99	105.63	65.66

Wells drilled (net)	7	17	27	100

Third Quarter Overview

▪

Funds flow from operations increased by 88 percent to $40.9 million from the prior year comparable quarter due to higher realized commodity prices and lower operating expenses, partially offset by lower production and higher financial commodity contract payments.

▪

Net earnings increased to $103.9 million in the third quarter of 2008 from a net loss of $82.2 million in 2007. Current quarter pre-tax earnings included $91.5 million of mark-to-market gains on commodity contracts and stock based compensation recoveries, in addition to $29.8 million of income from equity investments. Prior year net loss included property write-downs.

Principal Properties

▪

Netback increased by $24.9 million to $54.8 million, largely due to higher average commodity prices and lower operating expenses.

▪

Kaybob started drilling the first of two wells of a four well pad in Resthaven.  Production from the first two wells is expected during the first quarter of 2009 with the remaining wells to be drilled during the winter 2009/2010 drilling season. Kaybob also applied for regulatory approval to drill up to four wells per section on an incremental 37 sections of land, in addition to the 62 sections approved earlier this year.

▪

Grande Prairie’s waterflood regulatory hearings have concluded and a decision is expected in the first quarter of 2009.

▪

Drilled three (2.3 net) wells in the United States, furthering Southern’s light oil program.

▪

Continued to dispose of non-core assets, recognizing a gain of $9.6 million.

Strategic Investments

▪

Commenced construction of a third drilling rig, expected to be in service in 2009.

▪

Invested $12.3 million in 22.4 million shares of MGM Energy pursuant to MGM Energy’s July public offering, maintaining a 16.7 percent equity interest.

▪

Increased ownership in Trilogy to 22.1 percent at September 30, 2008, through continued participation in Trilogy’s distribution reinvestment plan and as a result of Trilogy’s normal course issuer bid unit purchases.

▪

Independent resource evaluation for Hoole oil sands properties was completed with a best estimate (50% probability) of approximately 458 million barrels of contingent bitumen resources.

Corporate

▪

Interest and financing charges decreased to $2.3 million from $4.2 million in the third quarter of 2007.

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as noted)	2008	2007	2008	2007

Cash from (used in) operating activities	49.6	(12.5)	123.3	56.5
Change in non-cash working capital	(8.7)	34.2	(11.9)	21.2
Funds flow from operations	40.9	21.7	111.4	77.7
Funds flow from operations ($/Boe)	33.68	14.52	28.45	16.33

Paramount’s third quarter funds flow from operations increased in 2008 to $40.9 million from $21.7 million in 2007.  Funds flow from operations for the nine months ended September 30, 2008 increased to $111.4 million from $77.7 million in 2007. The increases were primarily due to higher realized commodity prices, lower operating expenses and lower interest expense offset by higher settlements of financial commodity contracts in 2008.

The variances in funds flow from operations between the 2007 and 2008 are summarized as follows:

	Three Months Ended	Nine Months Ended
($ millions)	September 30	September 30
Funds Flow From Operations - 2007	21.7	77.7
Favourable (unfavourable) variance

Petroleum and natural gas sales	21.6	41.8
Settlements of financial commodity contracts	(8.4)	(41.2)
Royalties	(3.2)	(4.7)
Operating and transportation expense	6.5	10.3
General and administrative expense	1.4	4.6
Stock-based compensation	0.2	(1.4)
Interest expense	1.9	20.7
Distributions from equity investments	1.7	1.6
Other income	(3.1)	0.5
Other	0.6	1.5
Total variance	19.2	33.7
Funds Flow From Operations - 2008	40.9	111.4

Net Earnings (Loss)

The variances in net earnings (loss) between 2007 and 2008 are summarized as follows:

	Three Months Ended	Nine Months Ended
($ millions)	September 30	September 30
Net (Loss) Earnings- 2007	(82.2)	572.8
Favourable (unfavourable) variance

Impact of variances in funds flow from operations	19.2	33.7
Financial commodity contracts – net of settlements	91.3	54.8
Stock-based compensation	9.0	(6.6)
Write-down of petroleum and natural gas properties	79.6	79.6
Depletion, depreciation and accretion	3.3	19.1
Dry hole	10.9	53.2
Gain or loss on sale of property, plant and equipment	8.8	(274.1)
Gain on sale of investments	-	(528.7)
Income from equity investments	31.5	(15.6)
Non-controlling interest	0.3	(11.2)
Unrealized foreign exchange	(2.2)	(31.5)
Future income tax	(74.3)	78.3
Other	8.7	10.1
Total variance	186.1	(538.9)
Net Earnings- 2008	103.9	33.9

Earnings for the nine months ended September 30, 2007 included the gains on disposal of shares of North American Oil Sands Corporation and properties in the Surmont area as well as MGM Energy’s net loss of $30.8 million. MGM Energy’s results of operations were consolidated with Paramount’s until May 29, 2007.

Principal Properties

Netbacks and Segment Earnings (Loss)

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007

Revenue	83.5	61.9	263.4	221.6
Royalties	(12.0)	(8.8)	(40.8)	(36.1)
Operating expenses	(12.7)	(19.2)	(53.6)	(63.1)
Transportation expenses	(4.0)	(4.0)	(11.7)	(12.5)
Netback	54.8	29.9	157.3	109.9
Settlements of financial commodity contracts	(9.9)	(1.5)	(25.0)	16.2
Netback including settlements of commodity contracts	44.9	28.4	132.3	126.1
Other Principal Property items (see below)	69.8	(125.7)	(55.5)	(218.1)
Segment earnings (loss)	114.7	(97.3)	76.8	(92.0)

Revenue

	Three Months Ended September 30			Nine Months Ended September 30
($ millions)	2008	2007	% Change	2008	2007	% Change
Natural gas sales	45.6	35.9	27	156.5	154.9	1
Oil and NGLs sales	37.9	26.0	46	106.9	66.7	60
Total	83.5	61.9	35	263.4	221.6	19

Revenue for the third quarter of 2008 from natural gas, oil and NGLs sales was $83.5 million, an increase of 35 percent from 2007 due primarily to the impact of higher prices, partially offset by lower sales volumes.  Similarly, revenue for the nine month period ended September 30, 2008 increased to $263.4 million from $221.6 million in 2007 due to higher prices, partially offset by lower sales volumes.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue for the three and nine months ended September 30, 2008 are as follows:

Three Months

($ millions)	Natural gas	Oil and NGLs	Total
Three months ended September 30, 2007	35.9	26.0	61.9
Effect of changes in prices	17.6	14.0	31.6
Effect of changes in sales volumes	(7.9)	(2.1)	(10.0)
Three months ended September 30, 2008	45.6	37.9	83.5

Nine Months

($ millions)	Natural gas	Oil and NGLs	Total
Nine months ended September 30, 2007	154.9	66.7	221.6
Effect of changes in prices	36.9	40.3	77.2
Effect of changes in sales volumes	(35.3)	(0.1)	(35.4)
Nine months ended September 30, 2008	156.5	106.9	263.4

Sales Volumes

	Three Months Ended September 30
	2008			2007			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	17.3	542	3,420	21.1	739	4,263	(3.8)	(197)	(843)
Grande Prairie	7.7	660	1,948	9.6	1,028	2,626	(1.9)	(368)	(678)
Northern	18.1	815	3,826	25.5	925	5,171	(7.4)	(110)	(1,345)
Southern	13.6	1,632	3,902	16.0	1,272	3,936	(2.4)	360	(34)
Other	0.6	8	110	1.3	13	235	(0.7)	(5)	(125)
Total	57.3	3,657	13,206	73.5	3,977	116,231	(16.2)	(320)	(3,025)

Third quarter average daily natural gas sales volumes decreased to 57.3 MMcf/d in 2008 compared to 73.5 MMcf/d in 2007. The decrease was primarily a result of declines, the shut-in of the Maxhamish and Liard West facilities, and the sale of non-core properties.

Third quarter average daily crude oil and NGLs sales volumes decreased to 3,657 Bbl/d in 2008 compared to 3,977 Bbl/d in 2007 primarily as waterflood was suspended at Crooked Creek in Grande Prairie in October 2007 pending regulatory approval and declines in other areas. The decreases were partially offset by production increases from Southern’s North Dakota oil program.

	Nine Months Ended September 30
	2008			2007			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	18.9	626	3,781	23.1	556	4,401	(4.2)	70	(620)
Grande Prairie	9.9	644	2,291	11.9	859	2,838	(2.0)	(215)	(547)
Northern	19.1	816	3,991	27.2	954	5,495	(8.1)	(138)	(1,504)
Southern	14.5	1,603	4,025	18.6	1,335	4,441	(4.1)	268	(416)
Other	1.2	4	200	1.5	3	247	(0.3)	1	(47)
Total	63.6	3,693	14,288	82.3	3,707	117,422	(18.7)	(14)	(3,134)

Volume variances for the nine month period ended September 30, 2008 compared to September 30, 2007 are generally consistent with those for the three month period, and include a dispute resolution with a joint venture partner regarding the historic payout status of a well, resulting in Grande Prairie reporting additional volumes of approximately 200 Boe/d.

During the second quarter, Paramount initiated a process to explore the sale of properties in the Cameron Hills, Bistcho Lake, Negus, and Larne areas in Alberta and the Northwest Territories. On July 29, 2008, the initial bidding period closed and while interest was expressed, no acceptable bids were received. The formal sales process is now closed, however, Paramount will continue to consider offers for the properties. In addition, Paramount continues to investigate the potential sale of other non-core properties.

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

	Three Months Ended September 30			Nine Months Ended September 30
	2008	2007	% Change	2008	2007	% Change
Natural Gas
New York Mercantile Exchange (US$/MMbtu)	10.24	6.16	66	9.73	6.83	42
AECO (Cdn$/GJ)	8.76	5.32	65	8.13	6.46	26
Crude Oil
West Texas Intermediate (US$/Bbl)	117.98	75.38	57	113.29	66.23	71
Edmonton par (Cdn$/Bbl)	122.58	80.65	52	115.65	73.68	57
Foreign Exchange
Cdn$/1US$	1.04	1.04	-	1.02	1.10	7

Average Realized Prices

	Three Months Ended September 30			Nine Months Ended September 30
	2008	2007	% Change	2008	2007	% Change
Natural gas ($/Mcf)	8.65	5.31	63	8.98	6.86	31
Oil and NGLs ($/Bbl)	112.64	70.99	59	105.63	65.66	61
Total ($/Boe)	68.72	41.46	66	67.27	46.42	45

Paramount’s third quarter average realized natural gas price for 2008, before realized losses on financial commodity contracts, was $8.65/Mcf compared to $5.31/Mcf in 2007. Paramount’s average realized natural gas price is based on prices received at the various markets in which it sells natural gas. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, Eastern Canadian markets, and California markets. Paramount’s natural gas production is sold in a combination of daily and monthly contracts.

The third quarter average realized oil and NGLs price for 2008, before realized losses on financial commodity contracts, increased to $112.64/Bbl compared to $70.99/Bbl in 2007.  Paramount's Canadian oil and NGLs sales portfolio primarily consists of sales priced relative to Edmonton Par, adjusted for transportation and quality differentials. Paramount’s United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate crude oil prices.

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to reduce exposure to commodity price volatility. The financial instruments have not been designated as hedges, and as a result changes in the fair value of these contracts are recognized in earnings.

Settlements of financial commodity contracts were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as noted)	2008	2007	2008	2007
(Paid) received on settlement
Gas contracts	(4.4)	-	(11.3)	15.2
Crude contracts	(5.5)	(1.5)	(13.7)	1.0
Total	(9.9)	(1.5)	(25.0)	16.2
$/Boe	(8.13)	(0.98)	(6.39)	3.39

At September 30, 2008, Paramount had the following commodity contracts outstanding:

($ millions, except as noted)	Total Notional	Average Price	Fair Value	Remaining Term

Gas - NYMEX	40,000 MMbtu/d	Fixed - US$9.07/MMbtu	2.1	October 2008
Gas - NYMEX	20,000 MMbtu/d	Fixed - US$9.99/MMbtu	6.8	November 2008 - March 2009
Gas - AECO	20,000 GJ/d	Fixed - CAD $9.50/GJ	7.5	November 2008 - March 2009
Crude - WTI	2,000 Bbl/d	Fixed - US$90.40/Bbl	(1.9)	October 2008 - December 2008
Crude - WTI	1,000 Bbl/d	Fixed - US$133.65/Bbl	11.7	January 2009 - December 2009
			26.2

Paramount also has a long-term physical contract to sell 3,400 GJ/d of natural gas at a fixed price of $2.52/GJ plus an escalation factor, expiring in 2011.

Royalties

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as noted)	2008	2007	2008	2007
Natural gas	5.2	4.4	23.3	24.5
Oil and NGLs	6.8	4.4	17.5	11.6
Total	12.0	8.8	40.8	36.1
$/Boe	9.92	5.88	10.43	7.56
Royalty rate (%)	14.4	14.2	15.5	16.2

Third quarter royalties increased to $12.0 million in 2008 compared to $8.8 million in 2007. Paramount’s natural gas royalties increased by 18 percent primarily as a result of higher gas prices in 2008 and the impacts of higher investment royalty credits in Northern in 2007.  The increase was partially offset by gas cost allowance and custom processing credits in Alberta and lower production volumes. Oil and NGLs royalties increased by 55 percent consistent with price increases, and increased production in Southern. These increases were partially offset by decreases in Kaybob and Grande Prairie due to production declines.

Royalties for the nine months ended September 30, 2008 include the impacts of higher gas cost allowance credits in Alberta.

The impact of changes in revenue and royalty rates on royalty expense for the three and nine months ended September 30, 2008 is as follows:

($ millions)
Three months ended September 30, 2007	8.8
Effect of changes in revenue	3.0
Effect of changes in royalty rates	0.2
Three months ended September 30, 2008	12.0

($ millions)
Nine months ended September 30, 2007	36.1
Effect of changes in revenue	6.8
Effect of changes in royalty rates	(2.1)
Nine months ended September 30, 2008	40.8

Operating Expense

	Three Months Ended September 30			Nine Months Ended September 30
($ millions, except as noted)	2008	2007	% Change	2008	2007	% Change
Operating expense	12.7	19.2	(34)	53.6	63.1	(15)
$/Boe	10.45	12.88	(19)	13.67	13.23	3

Operating expenses in the third quarter of 2008 decreased 34 percent to $12.7 million compared to $19.2 million in 2007. The decrease is primarily due to lower operating expenses in Northern, which include reductions resulting from the shut-in of the Maxhamish and Liard West assets, and lower operating expenses in Kaybob as a result of lower production. Operating expenses have increased in Southern consistent with production increases and include mineral and severance taxes in the United States. Operating expenses for the nine month period include higher first quarter operating costs associated the shut-in of the Liard West area in the first quarter of 2008.

Transportation Expense

	Three Months Ended September 30			Nine Months Ended September 30
($ millions, except as noted)	2008	2007	% Change	2008	2007	% Change
Transportation expense	4.0	4.0	-	11.7	12.5	(6)
$/Boe	3.26	2.67	22	2.99	2.61	15

Third quarter transportation expense remained at $4.0 million in 2008. Transportation costs per Boe increased in the current year due to the impacts of less production volume over similar fixed costs compared to the prior year.

Per Unit Netbacks

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Natural gas ($/Mcf)
Revenue	8.65	5.31	8.98	6.86
Royalties	(1.01)	(0.66)	(1.34)	(1.09)
Operating expenses	(1.73)	(2.10)	(2.38)	(2.18)
Transportation	(0.65)	(0.59)	(0.59)	(0.54)
Netback	5.26	1.96	4.67	3.05
Settlements of financial commodity contracts	(0.84)	-	(0.50)	0.68
Netback including settlements of financial commodity contracts	4.42	1.96	4.17	3.73

Conventional oil ($/Bbl)
Revenue	114.10	70.97	106.79	65.62
Royalties	(17.30)	(10.47)	(15.85)	(10.52)
Operating expenses	(10.67)	(14.42)	(13.00)	(14.58)
Transportation	(1.58)	(0.54)	(1.36)	(0.75)
Netback	84.55	45.54	76.58	39.77
Settlements of financial commodity contracts	(20.58)	(5.24)	(17.75)	1.23
Netback including settlements of financial commodity contracts	63.97	40.30	58.83	41.00

Natural gas liquids ($/Bbl)
Revenue	107.27	73.29	101.84	68.52
Royalties	(30.28)	(16.42)	(22.11)	(14.68)
Operating expenses	(10.17)	(11.31)	(12.52)	(11.21)
Transportation	(1.68)	(0.50)	(1.17)	(0.91)
Netback	65.14	45.06	66.04	41.72

All products ($/Boe)
Revenue	68.72	41.46	67.27	46.42
Royalties	(9.92)	(5.88)	(10.43)	(7.56)
Operating expenses	(10.45)	(12.88)	(13.67)	(13.23)
Transportation	(3.26)	(2.67)	(2.99)	(2.61)
Netback	45.09	20.03	40.18	23.02
Settlements of financial commodity contracts	(8.13)	(0.98)	(6.39)	3.39
Netback including settlements of financial commodity contracts	36.96	19.05	33.79	26.41

Other Principal Property Items

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
Depletion, depreciation and accretion	28.1	32.5	85.3	106.7
Exploration	1.1	1.4	6.5	5.6
Dry hole	0.2	11.1	5.5	18.9
Loss (gain) on sale of property plant and equipment	(9.6)	(1.0)	(8.8)	(12.2)
Commodity contracts – net of settlements	(89.5)	1.9	(33.2)	21.6
Write-down of petroleum and natural gas properties	-	79.6	-	79.6
Other items	(0.1)	0.2	0.2	(2.1)
Total	(69.8)	125.7	55.5	218.1

Depletion, depreciation and accretion expense (“DD&A expense”) for the third quarter of 2008 decreased to $28.1 million or $23.17/Boe compared to $32.5 million or $21.77/Boe in 2007. The decrease in DD&A expense is primarily a result of lower production.  The commodity contract gains and losses are unrealized and relate to future production periods. The prior year also included a write-down of properties in Kaybob and Northern.

Strategic Investments

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
Income (loss) from equity investments	29.8	(1.7)	11.2	555.5
Exploration	-	(0.1)	-	(3.8)
Dry hole	-	-	-	(39.8)
Other expenses	(1.4)	(0.3)	(3.4)	(4.9)
Other income	0.6	0.5	2.0	271.7
Non-controlling interest	-	(0.5)	-	10.9
Segment Earnings (Loss)	29.0	(2.1)	9.8	789.6

Strategic Investments at September 30, 2008 include the following:

▪

investments in Trilogy, MGM Energy, Nuloch, and Paxton;

▪

oil sands investments, including shares in MEG Energy and bitumen land holdings; and

▪

drilling rigs in the United States operated by Paramount’s wholly owned subsidiary, Paramount Drilling U.S. LLC (“Paramount Drilling”).

MEG Energy is a private company focused on oil sands development in the Athabasca region of Alberta. MEG Energy owns a 100 percent working interest in over 700 square miles of oil sands leases including 80 contiguous square miles of oil sands leases in the Christina Lake area.

Paxton is a private company that is developing technology to capture greenhouse gas for improved hydrocarbon recovery and power generation where bitumen based fuels are economically available. Nuloch is a TSX Venture listed oil and gas company with properties in Alberta and Southeast Saskatchewan.

Paramount Drilling owns and operates two rigs in North Dakota, used for Paramount’s US operations. Paramount has commissioned the construction of a third rig, expected to be operational in 2009.

Third quarter income from equity investments includes equity income of $28.5 million from Trilogy. Income from equity investments for the nine months ended September 30, 2008 includes equity income of $23.2 million from Trilogy and equity losses of $8.9 million from MGM Energy, in addition to a $3.8 million dilution loss from MGM Energy. Paramount continues to increase its equity holdings of Trilogy through participation in Trilogy’s DRIP and indirectly as a result of Trilogy’s normal course issuer bid unit purchases. During the quarter Paramount also invested $12.3 million in 22.4 million common shares of MGM Energy, pursuant to MGM Energy’s July 2008 public offering, maintaining Paramount’s 16.7 percent equity ownership. Prior year income from equity investments included the gain on disposal of shares of North American of $528.6 million.

Other income for 2008 consists primarily of the net margin related to drilling services performed for third parties by Paramount Drilling. Other income for 2007 included the gain on disposal of properties in the Surmont area of $271.0 million.

Until May 29, 2007, Paramount owned greater than 50 percent of MGM Energy’s common shares and the results of operations and cash-flows of MGM Energy were consolidated in the financial results of Paramount. Subsequent to May 29, 2007, Paramount accounts for its investment in MGM Energy using the equity method. Prior to the January 12, 2007 spin-out of MGM Energy, the Mackenzie Delta and other Northern assets spun-out to MGM Energy were included in the Strategic Investment segment.

Dry hole and exploration expenses for 2007 related to MGM Energy’s 2006/2007 winter drilling program.

Corporate

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
General and administrative	6.0	7.9	20.2	22.3
Stock-based compensation	(11.9)	(2.8)	2.0	(6.9)
Interest and financing charges	2.3	4.2	7.4	28.6
Foreign exchange (gain) loss	1.6	0.1	4.0	(24.5)
Other expenses	0.4	9.8	2.7	11.9
Other income	(0.3)	(3.6)	(2.8)	(3.8)
Corporate costs	(1.9)	15.6	33.5	27.6

Third quarter Corporate segment net cost recovery was $1.9 million in 2008 compared to costs of $15.6 million in 2007. The change was primarily related to stock based compensation recoveries in 2008 and debt extinguishment charges in 2007.

General and administrative expense decreased in 2008 primarily due to lower employee related costs.

Interest and financing charges for the third quarter 2008 were $2.3 million compared to $4.2 million in 2007, as Paramount had lower average debt levels in the third quarter of 2008 compared to 2007. Foreign exchange gains and losses primarily result from US denominated debt partially offset by the foreign exchange collar.  During 2007, Paramount had higher levels of US denominated debt exposed to foreign exchange rate changes.

Other income includes interest income earned on short-term investments and cash balances.

Capital Expenditures

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2008	2007	2008	2007
Geological and geophysical	1.0	1.6	6.3	7.9
Drilling and completions	29.5	15.9	85.9	107.5
Production equipment and facilities	2.6	14.1	15.5	81.6
Exploration and development expenditures	33.1	31.6	107.7	197.0
Land and property acquisitions	1.3	2.9	5.3	12.8
Cash proceeds on dispositions	(8.3)	(14.5)	(20.9)	(29.2)
Principal Properties	26.1	20.0	92.1	180.6
Strategic Investments -net	5.8	3.2	10.9	(21.5)
Corporate	-	0.5	0.7	1.1
Net capital expenditures	31.9	23.7	103.7	160.2

Exploration and development expenditures for the nine month period ended September 30, 2008 were $107.7 million compared to $197.0 million in 2007. Third quarter activities were focused on Southern’s North Dakota oil program, Grande Prairie and initiating Kaybob’s pad drilling program.  During the quarter, Paramount’s 2008 exploration and development budget was increased to $170 million from $150 million primarily to fund cost increases and Paramount increasing its working interest share of existing projects in Southern. Capital spending for the remainder of the year will be directed at the North Dakota oil program, Kaybob, and to a lesser extent Grande Prairie. Current year dispositions are part of Paramount’s strategy to divest of non-core assets.

Strategic Investments capital expenditures for the third quarter 2008 consist primarily of construction of the third drilling rig. Prior year Strategic Investment capital expenditures included spending related to oil sands projects, MGM Energy and drilling rigs and is net of the Surmont sale proceeds.

Wells drilled are as follows:

	Three Months Ended September 30				Nine Months Ended September 30
(wells drilled)	2008		2007		2008		2007
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Gas	12	3	29	15	32	13	78	47
Oil	6	4	8	1	20	13	17	6
Oil sands evaluation	-	-	–	–	-	-	43	43
Dry & Abandoned (3)	-	-	2	1	2	1	6	4
Total	18	7	39	17	54	27	144	100

(1) Gross wells is the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2) Net wells is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

(3) Dry & Abandoned for 2007 includes two (2.0 net) wells drilled by MGM Energy.

Liquidity and Capital Resources

($ millions)	September 30, 2008	December 31, 2007	Change
Working capital surplus (1)	(41.4)	(152.0) (2)	110.6
Credit facility	3.6	–	3.6
US Senior Notes (3)	98.8	136.5	(37.7)
Net debt	61.0	(15.5)	76.5
Share capital	306.9	313.8	(6.9)
Contributed surplus	2.2	1.4	0.8
Retained earnings	627.3	593.5	33.8
Accumulated other comprehensive income	(2.1)	–	(2.1)
Total	995.3	893.2	102.1

(1)

Excludes risk management assets and liabilities and stock based compensation.

(2)

Includes reclassification of other available for sale investments from short-term to long-term assets of $0.9 million.

(3)

Excludes unamortized financing fees.

Working Capital

Paramount’s working capital surplus at September 30, 2008 was $41.4 million compared to a surplus of $152.0 million at December 31, 2007. Included in working capital at September 30, 2008 was $47.0 million in cash and cash equivalents and $10.9 million of liquid short-term investments. The decrease in working capital is primarily due to capital spending, repurchases of US Senior Notes, and investments in MGM Energy, Trilogy, Nuloch, and Paxton.

Paramount expects to finance the remainder of its 2008 operations, contractual obligations, and capital expenditures from its existing cash and cash equivalents, funds flow from operations, and from available borrowing capacity, if required.

Bank Credit Facility

During the second quarter, Paramount renewed its credit agreement and extended the revolving term to April 29, 2009. Both the gross and net borrowing base were adjusted to $150 million. At Paramount’s request, the banking syndicate’s commitment to lend up to $125 million remains unchanged. As of September 30, 2008, $3.6 million was drawn on the credit facility; Paramount also had undrawn letters of credit outstanding totalling $15.7 million that reduce the amount available to the Company under the credit facility.

US Senior Notes

During the first quarter of 2008, Paramount made open market repurchases of US$45.0 million principal amount of 8.5% US Senior Notes reducing the outstanding balance to US$93.2 million (CAD$ 98.8 million) at September 30, 2008 from the original balance of US$213.6 million. Paramount may re-market the purchased debt at its discretion.

Share Capital

On May 6, 2008, the Company’s Normal Course Issuer Bid (“NCIB”) expired. Purchases of 3,304,926 Common Shares for $55.0 million were made under the NCIB, representing 4.7 percent of the Common Shares outstanding when the original NCIB was approved.

At October 31, 2008, Paramount had 67,749,124 Common Shares outstanding, 5,730,200 Stock Options (with each entitling the holder to acquire one Common Share) outstanding (1,611,100 exercisable) and nil Holdco options outstanding (nil exercisable). On October 27, 2008 all Holdco options were cancelled and replaced with stock appreciation rights having the same vesting dates, expiry dates and exercise prices.

Quarterly Information

	2008			2007				2006
($ millions, except as noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Petroleum and natural gas sales	83.5	102.9	77.0	61.8	61.9	80.9	78.8	73.1

Net earnings (loss)	103.9	(31.9)	(38.0)	(156.5)	(82.2)	671.0	(16.1)	(159.6)
per share - basic ($/share)	1.53	(0.47)	(0.56)	(2.29)	(1.17)	9.46	(0.23)	(2.32)
per share - diluted ($/share)	1.53	(0.47)	(0.56)	(2.29)	(1.17)	9.34	(0.23)	(2.32)

Funds flow from operations	40.9	46.3	24.2	22.9(1)	21.7	18.0	37.9(1)	26.1
per share - diluted ($/share)	0.60	0.68	0.36	0.33	0.31	0.25	0.54	0.38

Sales volumes
Natural gas (MMcf/d)	57.3	67.7	65.8	67.6	73.5	89.5	84.8	79.0
Oil and NGLs (Bbl/d)	3,657	3,611	3,811	2,984	3,977	3,561	3,636	3,937
Total (Boe/d)	13,206	14,895	14,775	14,248	16,231	18,480	17,773	17,104

Average realized price
Natural gas ($/Mcf)	8.65	10.54	7.68	6.43	5.31	7.35	7.72	7.20
Oil and NGLs ($/Bbl)	112.64	115.55	89.44	79.77	70.99	64.66	60.84	57.47

(1) Includes reclassification of FX collar to conform to current year’s presentation

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

Third quarter 2008 earnings include $79.6 million of mark-to-market gains on financial commodity contracts and $29.8 million of equity investment income.

Second quarter 2008 earnings include $5.9 million of equity investment losses and mark-to-market losses of $56.4 million on financial commodity contracts.

First quarter 2008 earnings include $12.7 million of equity investment losses primarily related to MGM Energy and mark-to-market losses of $15.0 million on financial commodity contracts.

Fourth quarter 2007 earnings include a $192.4 million write-down of petroleum and natural gas properties, primarily related to natural gas producing properties.

Third quarter 2007 earnings include a write-down of petroleum and natural gas properties of $79.6 million related to Kaybob and Northern.

Second quarter 2007 earnings include a pre-tax $528.6 million gain on the sale of North American and a pre-tax gain of $282.2 million on the sale of property, plant and equipment, including $271.0 million related to the sale of the assets in the Surmont area.

First quarter 2007 earnings include $47.6 million of dry hole expenses, including $39.8 million related to MGM Energy’s 2006/2007 drilling program and an $18.9 million future income tax recovery.

Fourth quarter 2006 earnings include a $182.5 million write-down of petroleum and natural gas properties.

Subsequent Events

Paramount settled the following commodity sales contracts subsequent to September 30, 2008:

Commodity	Notional/Quantity	Price	Original Term	Payment Received
Gas - NYMEX	10,000 MMbtu/d	Fixed - US$10.03/MMbtu	November 2008 - March 2009	US$4.8 million
Crude - WTI	1,000 Bbl/d	Fixed - US$133.65/Bbl	January 2009 - December 2009	US$19.5 million

In addition, Paramount entered into the following commodity purchase contracts:

Commodity	Notional/Quantity	Price	Term
Gas - NYMEX	(10,000) MMbtu/d	Fixed - US$6.63/MMbtu	November 2008 - March 2009
Crude - WTI	(2,000) Bbl/d	Fixed - US$74.63/Bbl	November 2008 - December 2008

Related Party Transactions

On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

Included in capital expenditures is $3.2 million to a supplier for the construction of the third drilling rig. An individual who is a part owner of the supplier is also a director of a company affiliated with Paramount.

Significant Equity Investees

The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized have been derived directly from the investees’ financial statements as at and for the periods ended September 30, 2008 and 2007, and do not include Paramount’s adjustments when applying the equity method of investment accounting.  As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy and MGM Energy.

($ millions)	Trilogy		MGM Energy
As at September 30	2008	2007	2008	2007
Current assets	$ 91.6	$ 46.5	$ 95.5	$ 124.6
Long term assets	906.3	877.2	261.4	264.8
Current liabilities	85.3	75.3	7.7	9.7
Long term liabilities	477.3	465.2	1.8	3.2
Equity	435.3	383.2	347.4	376.5

Nine months ended September 30	2008	2007	2008	2007
Revenue	$ 377.7	$ 300.1	$ 2.1	$ 1.8
Expenses	255.5	279.8	69.7	45.3
Tax expense (recovery)	9.2	76.6	(16.6)	(12.5)
Net Earnings (loss)	$ 113.0	$ (56.3)	$ (51.0)	$ (31.0)
Units/shares outstanding at September 30 (thousands)	95,940	92,567	263,195	128,945
Paramount’s equity interest at September 30(1)	22.1%	16.7%	16.7%	16.7%

(1)

Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations.

Trilogy had 4.0 million trust unit options outstanding (0.2 million exercisable) at September 30, 2008 at exercise prices ranging from $6.65 to $23.95 per unit. MGM Energy had 7.9 million stock options outstanding (0.8 million exercisable) at September 30, 2008 at exercise prices ranging from $0.50 to $5.00 per share.

Outlook Update

Paramount projects annual average production of 14,000 Boe/d for 2008, a decrease of 1,250 Boe/d from original guidance of 15,250 Boe/d. This decrease is primarily the result of lower than anticipated production in the United States due to delays in bringing on production from Bakken wells and lower than expected production rates on wells in the Birdbear formation, and because of delays in obtaining regulatory approval for waterflood at Crooked Creek in Grande Prairie.

Changes in Accounting Policies

Canadian GAAP

Effective January 1, 2008 the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation,” which combined, replaced Section 3861 “Financial Instruments – Disclosures and Presentation”.  Sections 3862 and 3863 require enhanced disclosure of financial instruments including the nature and extent of risks arising from financial instruments.

Effective January 1, 2008 the Company adopted CICA Handbook Section 1535 “Capital Disclosures”, requiring disclosure related to the Company’s objectives, policies, and processes for managing capital, including the extent of externally imposed capital requirements.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converged to International Financial Reporting Standards for fiscal years beginning on January 1, 2011. The Company is currently assessing the impacts of the convergence. A project team has been assembled to research, analyze and oversee the transition. The project team is in the process of identifying key differences as they relate to the Company.

Advisories

Forward-looking Statements

Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, capital expenditures, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  The following assumptions have been made, in addition to any other assumptions identified in this document:

▪

the ability of Paramount to obtain required capital to finance its operations;

▪

the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

▪

the ability of Paramount to market its oil and natural gas to current and new customers;

▪

the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

▪

the ability of Paramount and its partners to obtain drilling success consistent with expectations;

▪

the timely receipt of required regulatory approvals;

▪

currency, exchange and interest rates; and

▪

future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information.  These risks and uncertainties include but are not limited to:

▪

the ability of Paramount’s management to execute its business plan;

▪

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

▪

the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

risks inherent in Paramount's marketing operations, including credit risk;

▪

the uncertainty of reserves estimates and reserves life;

▪

the value and liquidity of Paramount’s investments and the returns on such investments;

▪

the uncertainty of estimates and projections relating to exploration and development costs and expenses;

▪

the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

▪

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

▪

the availability of future growth prospects and Paramount’s expected financial requirements;

▪

Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

▪

Paramount's ability to enter into or continue leases;

▪

health, safety and environmental risks;

▪

Paramount's ability to secure adequate product transportation and storage;

▪

imprecision in estimates of product sales and the anticipated revenues from such sales;

▪

the ability to add production and reserves through development and exploration activities;

▪

weather conditions;

▪

the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

▪

uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

▪

changes in taxation laws and regulations and the interpretation thereof;

▪

changes in environmental laws and regulations and the interpretation thereof;

▪

the cost of future abandonment activities and site restoration;

▪

the ability to obtain necessary regulatory approvals;

▪

risks associated with existing and potential future law suits and regulatory actions;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations;

▪

loss of the services of any of Paramount’s executive officers or key employees;

▪

the impact of market competition;

▪

general economic and business conditions; and

▪

other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

“Funds flow from operations” is used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations and refers to cash flows from operating activities before net changes in operating working capital.  “Netback” equals petroleum and natural gas sales less royalties, operating costs and transportation costs. Refer to the calculation of “Net debt” in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.

Barrels of Oil Equivalent Conversions

This document contains disclosure expressed as “Boe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.